Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

          This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. and other documents filed by TD Bank Financial Group and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

          This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, TD Bank Financial Group and Banknorth Group, Inc. filed a combined registration statement on Form F-4 and S-4 containing a preliminary proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the preliminary proxy statement/prospectus regarding the transaction and the definitive proxy statement/prospectus when it becomes available, as well as any other relevant documents carefully in their entirety because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

          TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004 and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004 and amended on November 16, 2004. Information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, which was filed with the SEC on October 4, 2004 and amended on November 16, 2004, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

          The following are remarks by W. Edmund Clark, TD Bank Financial Group’s President and Chief Executive Officer, that are going to be available on TD Bank Financial Group’s Website

***

[Insert Remarks]

Q4 2004
Strategic Overview
(Check Against Delivery)

Ed Clark, President & CEO

•	Good afternoon everyone. Thank you for joining us to discuss our fourth quarter and year-end results. I will concentrate my remarks on the year as a whole, limiting my comments on the fourth quarter’s results to their implications with respect to our jumping off point for next year.

•	While I know I am noted for emphasizing issues rather than reciting our accomplishments – and I assure you I haven’t had a personality transformation and will continue to worry more about our weaknesses than our strengths – I have to say it’s been quite a year:

•	Adjusted earnings up 26% from last year – Dan will elaborate on the adjusting items in his presentation;

•	economic profit up from -$50 million last year to $1.1 billion this year;

•	each of our three segments with double-digit earnings growth:

TD Canada Trust – 16%, Wealth Management – 45%; and TD Securities – 11%;

•	non-core portfolio virtually eliminated, one year early;

•	$655 million of sectorals and $67 million of generals released;

•	net tangible common equity ratio up from 6.9% to 9.0%, freeing up $1.6 billion in common equity to reinvest and diversify our earnings;

•	dividends up 17%;

•	7.6 million shares repurchased; and

•	a successful agreement to acquire 51% of Banknorth.

•	It’s great that we have been operating in an environment that is more benign to downside risk, but I also think our management team took advantage of this environment to deliver excellent results for our shareholders.

•	I did have some disappointments in the year:

•	Our total shareholder return of 14.8%, while excellent, lagged our peer average partially because our performance last year at 53% was so good it left us with a high starting base. But taken over two years, our average total shareholder return of 32.5% is higher than the peer average.

•	Our P/E ratio still doesn’t reflect a premium to our peers, despite our lower risk profile and excellent growth prospects. This has been a benign credit environment and it is tough to be rewarded in such an environment for a low risk strategy. In the end, the market will reflect our performance and prospects so we have a simple job: clearly demonstrate that we can produce better quality earnings with a lower risk profile than our peers and that we can grow these earnings. Then our shareholders will be further rewarded.

•	Turning now to the business segments.

•	Starting with personal and commercial, our strategy may seem simple and boring to some and because of that I think the accomplishments of our P&C business are often overlooked. But the truth of the matter is that we said the retail bank would deliver 30% growth over three years and we’ve done it in two. This year, as I mentioned, we had 16% growth over 2003. Net income in the fourth quarter of 2004 was a record and is the eighth consecutive quarter of double-digit earnings growth for the retail bank, no small feat in this highly competitive, slow growth, domestic environment.

•	Total revenue grew 6.2% over last year, 4.0% excluding acquisitions while achieving a revenue-expense gap of 2.0% before acquisitions. Our credit losses were down 19%, partially explained by the difference in the rate of growth of our unsecured lending versus our peers – a mixed blessing.

•	Our performance reflects solid growth in our core retail business and great performance in insurance. This year’s revenue is also driven by our acquisition of the Laurentian Bank branches and the property and casualty operations of Liberty Mutual, both of which were integrated this year. As importantly, TD Canada Trust continues to show good control over day-to-day expenses, extracting savings from integration synergies, disciplined pricing and margin management as well as an aggressive investment program in initiatives that will permanently lower costs and improve service in the long-run.

•	Our major disappointment this year has been the failure to turn around our decline in secured lending market share. This disappointment is tempered by the fact that our volume growth in this area was very strong – up 10.3% — and we have stabilized margins and had excellent overall revenue growth. But we won’t be satisfied until we stem the erosion.

•	Next year our focus will continue to be:

•	grow our under-penetrated businesses;

•	make life simple, easier and faster for our staff to better serve our customers;

•	grow our core relationships; and

•	outperform our competition in revenue and profit.

•	Wealth management also had a great year, but one characterized by a better first half than second half as discount brokerage volumes fell off. This shouldn’t obscure the great progress we have made in:

•	revamping our advice model;

•	growing our mutual funds – #2 in net long-term sales two years in a row; and

•	lowering our break-even position in TD Waterhouse.

•	As we head into 2005, clearly TD Waterhouse is dependent on trading volumes and, if the early November numbers are any indication of the year, volume is again trending up. Additionally, we expect to start reaping revenue and expense benefits from our significant investments in building out the integrated infrastructure. Throughout the course of next year this business will continue to focus on attracting new customers and growing assets, particularly in the advice-based businesses.

•	And now to wholesale banking. Wholesale banking had an excellent year, surpassing last year’s earnings on lower capital and with reduced risk. As we indicated previously, the wholesale business is traditionally stronger in the first half of the year than in the second and 2004 was no exception. Although this quarter TD Securities managed to match its fourth quarter 2003 earnings performance, I would characterize this quarter’s performance as weaker than the comparable period last year. Seasonality combined with weaker capital markets and continued sluggish demand for corporate loans produced revenue declines across the board this past quarter. On the positive side, lower revenue was offset by a reduction in expenses, but I would not consider this quarter’s efficiency ratio a run rate as we move into next year.

•	I would like to address, as it pertains to us, what appears to be a general concern for banks next year and that is that bank earnings this year benefited from large recoveries and that this level of recoveries will not be repeatable next year.

•	For us the earnings we reported in our wholesale bank this year were not boosted by recoveries because all recoveries we experienced this year flowed through our non-core portfolio via the sectoral allowance and sectoral releases. Therefore, our wholesale segment is not facing the prospect of lower recoveries being the cause for higher PCL expense in the near term.

•	Second, given our lower risk strategy and the high quality of our loan portfolio, our wholesale bank has not experienced an impaired loan formation for two years. Given this run rate in impaired loan formations and our purchase of credit protection, at this point we are not anticipating any significant increases in PCLs in the wholesale bank in 2005. We do know, however, that PCLs will not remain at the current level.

•	On a total bank basis we have benefited from recoveries but this benefit was all via sectoral releases (except a small personal and commercial recovery), which we did not characterize as part of underlying earnings. As I noted earlier, another benefit of the sharp improvement in credit is that it helped us reduce our non-core portfolio faster than we originally anticipated. While our risk is reduced, it also means that the non-core portfolio’s contribution to total bank earnings will be less next year.

•	All this being said, wholesale banking saw a profit of $600 million and a return of 25% this year – a great performance but one that is difficult to duplicate again next year and is not the right base to use for projections. As I’ve said before, the success of the wholesale bank is measured on return on invested capital. This business is successfully operating within risk parameters that are commensurate with the capital it has been allocated and is producing great economic profit – a tribute to the leadership team.

•	Going forward our focus remains on growing and deepening corporate client relationships and expanding our global capital markets product offerings. Our objective for this business is to deliver a 15-22% return on invested capital. As their strategies deliver increased volumes and the markets return to more normal levels, we would anticipate their level of capital to increase, providing more opportunity for net income growth.

•	Turning to the Banknorth acquisition our view remains the same:

•	It’s the right management team;

•	the right company;

•	the right location; and

•	the right structure.

•	We are still awaiting final clearance from the SEC and until we have that it is difficult to have a set timetable. We are confident the transaction will go through. Bill Ryan and I have devoted a lot of time to discussing the transaction with our shareholders and, if you look at where the share price is today, it would appear that the market has made its decision regarding the transaction. We look forward to closing the transaction in February 2005.

•	Finally, I would like to take this opportunity to thank everyone in the organization for their contribution during the past year. Significant strides have been made and we are heading in the right direction. We couldn’t have come this far without the commitment and hard work of our employees. On behalf of the management team, I would like to thank everyone for their hard work and tireless efforts. You’re doing a terrific job.

•	Now Dan will go over the financial results for you in detail.